

Campagna Motors - An Investment Opportunity, Like No Other



Since 1988, Campagna has developed and produced three-wheeled vehicles designed for pure performance. Over the years, we have developed an expertise in design, engineering, and assembly of three-wheeled vehicles and dominated the space as a world leader. Campagna has over 2,000 vehicles on the road, and the Campagna T-REX® and Campagna V13R® models are available for purchase from many verified dealers in Canada and the United States. With 150 vehicles being produced each year, we want to give you the opportunity to invest in Campagna Motors as we plan to increase our distribution network, product line-up, and production for expansion throughout the United States.

OUR MISSION

We strive to build the world's most exciting three-wheeled side-by-side vehicles, and to remain the reference in the category.

WHY CAMPAGNA?



ENGINEERED TO THE HIGHEST SAFETY STANDARDS



PRECISION HAND MADE



LIFESTYLE PRODUCT



GROWING TRIKE MARKET

Campagna has spent over 20 years perfecting its vehicles and mastering the blend of car and motorcycle in some of the most thrilling and enjoyable three-wheelers on the road today. Campagna aims to make its vehicles more accessible to driving enthusiasts across the globe while demonstrating how these safe, alternative, and exquisitely designed roadsters bring bold and daring to the extraordinary. Campagna wants you to enjoy life in our high performance vehicles... **because you can.**

CAMPAGNA TRACTION

150
UNITS BUILT
YEARLY

2000+
VEHICLES ON THE
ROAD

20
YEAR
TRACK RECORD

BMW / HARLEY DAVIDSON
ENGINES





THE T-REX

SINCE 2013, THE T-REX® IS POWERED BY A BMW 1649CC IN LINE 6 CYLINDER ENGINE

160	129	3.9	129 MPH
HORSEPOWER	LB-FT OF TORQUE	SECONDS 0-60 MPH	TOP SPEED

At four and a half inches from the ground, Campagna vehicles drive like a car with motorcycle performance, creating a user experience comparable to driving a formula car. The Campagna reverse trike design brings stability by combining a powerful engine with the lighter weight of a motorcycle, merging the two worlds together very eloquently. Campagna allows you to experience old roads with new fervor. The T-REX® has Bluetooth® technology, an Alpine sound system, digital controls, and even a reverse function.

Through its agreement with BMW®, Campagna has implemented a function to electronically control the torque delivery of the engine. This gives you the ability to adjust the behavior of the T-REX® according to your riding style as well as road conditions. At the press of a button, you can switch on-the-fly to rain, road, and dynamic mode. With that, you can choose how your drive feels and truly control the performance of the vehicle.

CHOOSE YOUR RIDE



RAIN



ROAD



DYNAMIC

Torque is delayed and controllable for improved traction in slippery conditions.

Full engine power in combination with delayed throttle response.

Full engine power, immediate engine response, and more direct throttle response.



" A CAR WITH THE HEART OF A MOTORCYCLE! "

WHEELS.CA

THE V13R



THE AMERICAN MUSCLE TRIKE THE V13R® HAS A GENUINE HARLEY-DAVIDSON® 1250CC V-ROD MOTOR

122
HORSEPOWER

1150
LBS OF MUSCLE

V TWIN
SOUND

130MPH
TOP SPEED

" This vehicle has all the driving quality of our well-known T-REX, but it now offers a style much closer to a roadster, which should please a whole new category of clients. Over the years, we have realized that there was a demand for a new model, something different and more classic than the T-REX. With the V13R, we know for sure that we will surpass all expectations. "

DAVID NEAULT, VP

AS SEEN ON



Market Wired · Popular Science · cars.com · Racing North · Wired

Robb Report · Road & Track · Jay Leno's Garage · Motor Trend

TopSpeed · The Washington Post · BBC · Fifth Gear

autoevolution · The Globe and Mail · Le Guide de l'Auto

autofocus · autoTRADER.ca · MotorWeek Television's Original Automotive Magazine · wheels.ca

"With my 6'2" and 330 pounds, it is very hard for me to find a vehicle that is exotic and comfortable. What I like about the V13R is that on top of offering a killer look and room for my legs, it has a powerful Harley Davidson's engine!"

HUGO GIRARD, "THE DETERMINATOR"

"T-REX is as pure as any machine on the road today. It's nearly as fast as a Nissan GT-R from 0 to 60, but weighs less than half that of a Mazda MX-5, a car the T-REX out-powers. Do the math. That is one awesome power to weight ratio."

MOTOR TREND

"Without a doubt, the three-wheel Campagna T-REX 16S is one of the most fascinating vehicles I have ever driven."

FIRST DRIVE

PRODUCTION FACILITY



Campagna's facilities are in Boucherville, Quebec, where our amazing vehicles are precision hand-made on a quality controlled assembly line. This facility is 24,000 square feet with a capacity to produce 1,000 vehicles annually. Each vehicle travels through 18 stations and 20 experienced assemblers over a total of 40 hours of production. Every detail, test, and safety regulation is met with efficiency and care. With this funding round, we aim to secure the capital necessary to expand our operations in the US, facilitate customer ownership, and enhance their experience with our vehicles. We have created a system that works and that can produce safe vehicles with the highest quality parts and design. More than 2000 of our T-REX® and V13R® are out in the world and made to explore new roads.





OUR TOP SUPPLIERS










In order to build hi-end and hi-quality vehicles, Campagna works with top quality suppliers and parts to create and build the T-REX® and the V13R®. These include BMW® and Harley-Davidson® engines, BFGoodrich® tires, Wilwood® Disc Brakes, Elka® suspension, Akrapovic® exhaust, and Sparco® steering wheels.

USA & CANADA DEALERS



Campagna has over 2,000 vehicles on the road, and the Campagna T-REX® and Campagna V13R® models are available for purchase from many verified dealers in Canada and the United States.

SERVICE CENTERS



A Campagna authorized dealer can perform all the work needed on any vehicle. Any BMW® motorcycle dealer can do routine maintenance and service on the T-REX®. Campagna also supports local mechanics with service information and documents.

SAFETY

Campagna vehicles meet the California Air Resource Board environmental protection standards; the toughest standards in the USA. All vehicles are equipped with an electronic immobilizer system as opposed to an alarm system. This security system shuts down certain electrical junctions within the vehicles.

The crash tested tubular steel frame acts as a solid roll-cage and as a rigid frame to protect you and your passenger. Standard with 3-point safety belts for on-road use, the T-REX® chassis has the mounting points and is ready to accept a 4-point race harness for your occasional track days.

Campagna doesn't make vehicles with doors or windshields. As a car manufacturer, we have strict standards in regards to safety. We do not offer any type of enclosure or kits to modify our vehicle that could render it non compliant and less safe.

REGULATIONS

CAMPAGNA VEHICLES MEET THE FOLLOWING REGULATIONS:

UNITED STATES







NATIONAL HIGHWAY TRAFFIC & SAFETY ADMINISTRATION	UNITED STATES ENVIRONMENTAL PROTECTION AGENCY	CALIFORNIA AIR RESOURCES BOARD

CANADA

 Environment Canada   Environnement Canada

 Transport Canada   Transports Canada

THE MARKET

According to the Global Trike Market Report by Technavio, North America made up the majority of trike sales across the globe at 61% during 2015 and suggests that demographic changes across North America, Europe, and Asia-Pacific as well as access to trikes through local vendors will serve as the main drivers of market growth. The adoption of the auto cycle regulation and car licensing requirements also contributes to the expansion of the market in the United States.



" Campagna Motors is the niche player in the trike market and manufactures high performance trikes. These vehicles are priced at the high end and are very advanced machines compared to products marketed by other OEMs. "

TECHNAVIO

MARKETS WE SERVE



45% USA

12% JAPAN

3% MIDDLE EAST

40% CANADA

Campagna is currently selling its products across the globe and aims to use its sister company, Campagna Motors USA, to focus on increasing sales in the growing US market.

Shifting demographics and concerns for safety and stability with traditional motorcycles have led consumers to favor trikes. The largest consumer base for Campagna vehicles would be in the 40-60 age range. Alternatively to motorcycles, trikes allow the driver to rest their knees comfortably and operate the vehicle more like a car, while experiencing all the wonderful aspects of riding in an open-air vehicle with precision, performance, and control. Safe for mom and dad and even the grand kids too, unlike a traditional motorcycle. Safety for passengers and an enjoyable ride make these vehicles a more attractive option for consumers living in traffic congested areas like Los Angeles and New York.

With only three market competitors, Campagna has the high performing and advanced machines to take advantage of the North American market and expand to the growing European and APAC regions.



WHY CROWDFUNDING?

Campagna has a proven track record with over 20 years building extraordinary vehicles for both motorcyclist who want more stability as well as automobile and driving enthusiasts looking for the freedom of an open-air ride, and we want to give you the opportunity to take part in our future by owning a piece of Campagna Motors. Through Title III of JOBS Act of 2012, you don't have to be an accredited investor to invest in a company's pre-IPO. This new opportunity allows retail investors to be a part of our mission to bring quality vehicles to those who wish to feel the thrills of driving with our specially built by hand vehicles. Equity crowdfunding allows the public to take advantage of new and interesting ownership opportunities. Through this regulation crowdfunding campaign, we invite you to partner with Campagna Motors. Our success is your success.

INVESTMENT OPPORTUNITY

The global trike market is expected to grow by 13.2% annually through 2020, and Campagna Motors is well positioned to benefit from that trend and grow as the reference in three-wheeled side-by-side vehicles. We want you to partner with us as we aim to open up our first Campagna Motors store in the United States. Technavio reports that North America and Europe comprised 90% of the trike market in 2015, and that dominance is expected to continue.

The funds raised from this campaign for Campagna's US-based sister company, Campagna Motors USA, will go directly towards developing the channel to break into the market trends through the development of a United States headquarters.



GLOBAL TRIKE MARKET PROJECTED GROWTH

13.2%
COMPOUND ANNUAL GROWTH RATE

77,000 UNITS WORLDWIDE

143,000 UNITS WORLDWIDE

2015

2020

SOURCE: TECHNAVIO

Our passion for quality, design and thinking outside the box to offer an exhilarating driving experience makes Campagna a company you can believe in. We welcome all investors to dig in and take a look at what we have accomplished. Whether you are a first time investor or a seasoned pro, we want to give this opportunity to those who wish to be a part of the Campagna legacy. With around 2,000 of our trikes currently on the road, we invite you to join the ride by investing in Campagna Motors.

WHY INVEST?

 EXPERIENCE & LEADERSHIP

Since 1988, we have expressed our leadership and expertise at creating product that defined their categories. By merging an exciting design and unique exhilarating driving experience: in each of our vehicles, we deliver on the promise of exceptional driving experience. Continuous improvement on what makes our vehicles so special ensure our leadership in the trike marketplace.

 SAFETY GUARANTEE

Each vehicle is precision hand-made by 20 expert technicians over 40 hours to the highest of safety standards and build processes. Consumers look to the safety level provided by trikes with their better control, stability and driving characteristics. Passengers and drivers traveling on trikes are safer than those on two wheeled motorcycles.

 CURRENT PRODUCTION

There are around 2,000 of our vehicles currently on the road with about 600 in Canada alone. We would like there to be 10 times that amount. Investing in Campagna Motors means we establish our US headquarters.

 LIFESTYLE PRODUCT

Fans of our brand feel connected to the V13R® and T-REX®. Our vehicles allow a driver to be seen, to become the most exotic person on the road. Owning a Campagna vehicle is belonging in a class of its own; whether you cruise in the Harley-Davidson® powered V13R® or hold on tight to the BMW® powered sporty T-REX®. These vehicles exude personality and a lifestyle you cannot get anywhere else. Because of this, Campagna is more than a brand, it's a lifestyle and more and more drivers are looking to join in. We welcome you and encourage you... because you can.

 QUALITY CRAFTSMANSHIP

The quality components that we use in our assembly processes have a proven reliability and ease of maintenance. You can be assured that you will enjoy a mature vehicle. Quality is essential, this is why each vehicle is hand-built and goes through a rigorous 18 steps assembly process. Top of the line engineering and strict quality control procedures are applied in each vehicle build-up.

 SUPERIOR PERFORMANCE

We constantly aim to improve the power to weight ratio in our vehicles for a better performance and driving experience. Campagna vehicles are uniquely compact, light, agile and powerful.

" Campagna Motors is committed to producing and supplying high-performance trikes and it has succeeded in creating a niche market for itself. It does not compete with other vendors in the trike market due to its unique offerings that are in direct competition with high-end cars. Campagna's trikes offer performance similar to cars priced five times higher than Campagna's products. Therefore, we expect the firm to be a key player in the trike market and it should grow steadily in its niche market... "

TECHNAVIO

TIMELINE



1988
Daniel Campagna
creates the Concept 3

1994
Paul Deutschman
designs body

1995
Launch of the T-REX with
Suzuki 1100cc engine

1999
T-REX with Kawasaki
1100cc engine

2001
Entry into the US market

2002
T-REX with Kawasaki
1200cc engine

2003
T-REX T/R with S&S engine
(production of 10 units)

2006
Certification by
Transport Canada

2007
T-REX with Kawasaki
1400cc engine

2007
Debut V13R at
SEMA in Las Vegas

2008
André Morissette and
David Neault acquire
Campagna and relocate
the plant to Boucherville

2009
Entry into the
Japanese market

2010
T-REX 14RR with
Kawasaki 1400cc engine

2011
Launch of the V13R with
Harley-Davidson engine

2012
Strategic agreement
with BMW

2013
Launch of the T-REX 16S
with BMW 1649cc engine

2014
Launch of the T-REX 16SP with
BMW 1649cc engine

2015
Launch of the 20th Anniversary
T-REX Limited Edition
with BMW 1600cc engine
(production of only 20 units)

2016
Ontario makes 3-wheelers street
legal and Campagna begin sales

2016
Equity Crowdfunding
Campaign

Think outside the box, be bold, be different. That's what drives us and our product innovation strategy. We create unique vehicles for extraordinary people. Are you ready for the ride?

An investment like no other.

BECAUSE YOU CAN

THE TEAM

We are a team of passionate visionaries based in Montréal, Canada. From 1988 until today, we've designed and built the most exciting reverse trikes in the world. Our clients come from around the globe because they choose the most visceral experience in the category.



ANDRÉ MORISSETTE
PRESIDENT

André is a career businessman with more than 30 years of experience. In 1988, he co-founded 3-SOFT, a prominent player in the computer services industry, with revenues of $80 million and 150 employees at the time of its sale in 2005. His expertise for building long lasting business relationships with local and international partners stems from a degree from HEC Montreal and many years of dedication. André took over Campagna with David Neault in 2008.



DAVID NEAULT
VICE PRESIDENT

Since 1994, David has been a partner in various motorcycle industry and e-commerce businesses and carries in-depth knowledge of industry. David's expert market dynamics and consumer analysis make David an excellent team member and Vice President for Campagna which he has been since 2008.



CHLOÉ LAFRANCE
MARKETING

Chloe is a car and motorcycle enthusiast who manages Campagna's marketing activities. She brings experience in TV production, project management, web design, and social media to Campagna and a Communications Degree from UQAM, a Montreal University.



MAXIME GILL
DIRECTOR OF OPERATIONS, R&D & ENGINEER

Maxime has worked with Campagna since 2004 and is focused on bringing a quality and unique ride to the market. With a Mechanical Engineering degree from Sherbrooke University he brings his passion for racing, motorcycles and automobiles to his work.



SIMON CHICOINE
PRODUCT DEVELOPMENT SPECIALIST & ENGINEER

Simon is a motorcycle and car enthusiast; he has been developing vehicles for Campagna since 2007 when he graduated. He holds a ÉTS Montréal University degree in Mechanical Engineering and utilizes his cartesian and rigorous building techniques to his work on Campagna vehicles.



FRANÇOIS GARNEAU
PRODUCT DEVELOPMENT, TECHNICIAN & RACE CAR PILOT

François has worked on Campagna products since 2006 and quickly evolved from the production assembler to engineering technician. He received a Mechanical Engineering College Degree from Sherbrooke College in Quebec and is the 2010 Cad Winner for the "Olympiades québécoises de la formation professionnelle et technique." François is also the co-founder and a driver for the Campagna T-REX® 16X racing team.

Information regarding the Global Trike Market, market predictions and statistics on current competitors is sourced from Technavio.com and the published report, *The Global Trike Market 2016-2020*.

Irregular Use of Proceeds

As identified in its discussion of financial condition and operations of the company, Campagna Motors USA may incur uses of proceeds which may include but are not limited to the following: payments to Campagna Motors Canada to acquire inventory for distribution and sale by Campagna Motors USA, payments to Campagna Motors Canada under the terms of the anticipated license agreement, and payments to Campagna Motors Canada under the terms of its Loan Agreement.